SEC FILE NUMBER 001-35588

CUSIP NUMBER 53128T102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Liberty Tax, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1716 Corporate Landing Parkway

Address of Principal Executive Office (Street and Number)

Virginia Beach, Virginia 23454

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Liberty Tax, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 within the prescribed time period due to the Company’s engagement of Cherry Bekaert LLP (“Cherry Bekaert”) as its new independent registered public accounting firm on June 28, 2018. The Company continues to work diligently with Cherry Bekaert to complete and file its required filings with the Securities and Exchange Commission and currently expects to file its delinquent Forms 10-Q for the quarters ended October 31, 2017 and January 31, 2018 and its Form 10-K for the year ended April 30, 2018 on or before October 15, 2018.  Additionally, the Company currently expects to file its Form 10-Q for the quarter ended July 31, 2018 on or before October 31, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Piper	(757)	493-8855
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☐ Yes    ☒  No

Quarterly Report on Form 10-Q for the second quarter ended October 31, 2017; Quarterly Report on Form 10-Q for the third quarter ended January 31, 2018; Annual Report on Form 10-K for the year ended April 30, 2018.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Liberty Tax, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY TAX, INC.

Date: September 11, 2018	By:/s/ Michael S. Piper
Michael S. Piper
Chief Financial Officer